Exhibit 99.1

GDS Holdings Limited Announces New Data Center Campus Development in Shanghai

- Shanghai 6 data center 45% pre-committed by China’s leading online travel company -

Shanghai, China, July 13, 2017 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it has commenced development of a new data center campus in Shanghai.  The new campus, located at a greenfield site 5 kilometers from the Company’s flagship data center campus in the Waigaoqiao (“WGQ”) Free Trade Zone, will have a total IT capacity of 14,142 sqm.  A property development partner has agreed to build-to-suit and lease to GDS the shell and core for two data centers, the first of which, to be known as Shanghai 6 (“SH6”) with a capacity of 7,071 sqm, will enter service in the second half of 2018.  China’s leading online travel company, a new customer for GDS, has pre-committed to 45.3% of the capacity of SH6.

GDS currently has 3 data centers in service at its existing WGQ campus (Shanghai 1 — 3), with a total capacity of 22,023 sqm which is 93.2% committed.  All of China’s leading Cloud service providers have a major presence in Shanghai 1 -3, as well as over 100 blue-chip large enterprise and financial service institution customers.  A fourth and final data center on the existing campus, SH4, will enter service at the end of 2017. When fully developed, GDS will have a total IT capacity of around 49,000 sqm in the Shanghai market (across its two WGQ campuses and at its recently announced SH5 data center in Tangzhen district).

“We have enjoyed great success with our flagship data center campus in the Waigaoqiao Free Trade Zone, both in terms of attracting top-tier customers and achieving high commitment rates,” said Mr. William Huang, Chairman and Chief Executive Officer of GDS Holdings. “The addition of this new campus in Waigaoqiao is an important strategic development, which positions us to provide continuous supply to our existing customers and to attract significant new customers.  We are honored that China’s leading online travel company, a first-time customer for GDS, will join us as the anchor tenant for the new development.  As a growing number of companies outsource mission-critical IT business applications, data and content, they look for an experienced data center partner with a solid track record with whom they can build a long-term relationship.  We believe no other data center company in China can match our 16-year history delivering world-class operating standards to our customers, as well as our capability to provide flexible expansion capacity to meet customer demand.  As more market-leading companies seek high-performance data center solutions, we are proud GDS is their first partner of choice.”

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom GDS hosts in its facilities. The Company offers colocation and managed services, including a unique and innovative managed cloud value proposition. The Company has a 16-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of large Internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5119 6989

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 5730-6200

Email: GDS@tpg-ir.com

Alan Wang

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com